SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS, HELD ON FEBRUARY 18, 2011.

1. DATE, TIME AND PLACE: February 18, 2011, at 11:00 a.m., in the head-office of the Company, on Av. Roque Petroni Junior, 1464, 6º andar, lado B, sala Visão, Morumbi, São Paulo - SP.

2. PRESIDING BOARD: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, it being recorded that Messrs. Antonio Gonçalves de Oliveira and Rui Manuel D’Espiney Patricio attended the meeting by audio-conference, as permitted in §2 of article 15, there being a quorum under the terms of the Company’s Bylaws. The meeting was also attended by the Paula Bragança França Mansur, Peter Edward MR Wilson and Juarez Rosa Silva, members of the Statutory Audit Council, in conformity with the provisions in article 163, §3 of Law no. 6404/76, and Messrs. Roberto Oliveira de Lima and Cristiane Barretto Sales, Vice-President of Finance, Planning and Control.

4. AGENDA AND RESOLUTIONS:

4.1 Approval of the Financial Statements, accompanied with the Independent Auditors’ Opinion and the Management’s Annual Report, for fiscal year ended on 12.31.2010: the Directors, after examination and discussion, unanimously approved, without proviso, the Management’s Accounts, including the Management’s Report, the Financial Statements and Explanatory Notes, accompanied with the Independent Auditors’ Opinion and the Statutory Audit Council’s Opinion, to be sent to the 2011 General Shareholders’ Meeting;

4.2 Capital Budget for fiscal year 2011: the Directors, after examination and discussion, unanimously approved, without proviso, the Company’s Capital Budget (comprising the subsidiary’s and the Company’s budget) for Fiscal Year 2011, which budget was adopted as a minimum and reference value, and may be timely reviewed along the year, to the extent of the Company’s needs, which was sent to the 2011 General Shareholders’ Meeting;

4.3 Approval of the allocation of the profit for fiscal year ended on 12/31/2010: the Directors, after examination and discussion, unanimously approved, without proviso, the proposal for allocation of the profit for fiscal year 2010, which was sent to the 2011 Shareholders’ Meeting;

4.4 Approval of the Call Notice for the General and Special Shareholders’ Meetings: the Directors, after examination and discussion, unanimously approved, without proviso, the terms of the Call Notice for the General and Special Shareholders’ Meetings, with the Board of Executive Officers being since now authorized to adopt the necessary actions for the performance thereof.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, having been read, approved and signed by the Directors and by the Secretary, and following transcribed in the proper book.

5. DATE AND SIGNATURES: São Paulo, February 18, 2011. Luis Miguel Gilpérez López – Chairman of the Board of Directors, Eduardo Fernando Caride (represented by Luis Miguel Gilpérez López), Emilio Gayo Rodriguez (represented by Luis Miguel Gilpérez López), Félix Pablo Ivorra Cano, Ignácio Aller Mallo, Ignacio Cuesta Martin Gil (represented by Luis Miguel Gilpérez López), José Guimarães Monforte, Antonio Gonçalves de Oliveira and Rui Manuel de M. D’Espiney Patrício - Directors; Paula Bragança França Mansur – President of the Statutory Audit Council; Peter Edward MR Wilson and Juarez Rosa Silva – Members of the Statutory Audit Council, and Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify that this is a faithful copy of the minutes of the special meeting of the Board of Directors, held on February 18, 2011, as drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.